August 22, 2013

Bryan J. Pitko

Jeffrey P. Riedler

Assistant Director

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Stuart King Capital Corp.

Amendment No. 8 to Registration Statement on Form S-1

Filed August 9, 2013

File No. 333-176953

Gentlemen,

Please find below the Company’s responses to your comment letter of August 22, 2013.

Financial Statements

Balance Sheets, page F-2

1. Please refer to your response to comment 7. It does not appear as though the requested changes were made. Please revise the line item ‘accumulated deficit’ to a more descriptive caption such as ‘deficit accumulated during the development stage’ consistent with pages 9 and F-9. Refer to ASC 915-210-45-1. Please also revise the Statement of Changes in Stockholders’ Equity.

Both changes made.

Unaudited Financial Statements

2. Please provide interim financial statements for the quarterly period ended June 30, 2013 as well as updated disclosures. Refer to Rule 8-08 of Regulation S-X.

Updated through June 30, 2013.

Unaudited Statement of Operations, page F-10

3. It appears as though the amount shown for general and administrative expenses for the period from April 7, 2011 (inception) to March 31, 2013 of $2,458 should be $2,619 since there was no activity in this line item after the period from April 7, 2011 (inception) to December 31, 2012. Similarly it appears as though the amount shown for professional fees should be $12,171 since the amount for the period from April 7, 2011 (inception) to December 31, 2012 was $9,671 and the amount for the three months ended March 31, 2013 was $2,500. Please revise or tell us why the amounts are correct.

So revised.

Very truly yours,

/s/ Eric Anderson

Eric Anderson, President

Stuart King Capital Corp.